OMB APPROVAL

OMB Number: 3235-0116

Expires: July 31, 2008

Estimated average burden
hours per response: 6.20

OMB APPROVAL

OMB Number: 3235-0116

Expires: July 31, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

News Release

Rimfire Grants 150,000 Options

PR05-19

Vancouver, BC – December 22, 2005:  David Caulfield, President and CEO of Rimfire Minerals Corporation reports that the Company has granted 150,000 incentive stock options to directors, officers and employees of the Company at a price of $1.23. These options vest immediately, expiring December 22, 2010.  Options are granted in accordance with the Company’s Incentive Stock Option plan approved at the Annual General Meeting held June 23, 2005.

Rimfire is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in western North America. Rimfire now includes four gold producers as active partners, including the world’s three largest. Currently, Rimfire is partnered with AngloGold (USA) Exploration Inc., Barrick Gold Corporation, Newmont Mining Company, Northgate Minerals Corporation, Cangold Limited and Serengeti Resources Inc.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

December 22, 2005

Item 3

Press Release:

Date of Issue

Place of Issue

December 22, 2005

Vancouver, British Columbia

Market News Publishing Inc., Canada Stockwatch,

The Northern Miner

Item 4

Summary of Material Change:

Rimfire Minerals Corporation reports that the Company has granted 150,000 incentive stock options to directors, officers and employees of the Company at a price of $1.23.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation reports that the Company has granted 150,000 incentive stock options to directors, officers and employees of the Company at a price of $1.23. These options vest immediately, expiring December 22, 2010.  Options are granted in accordance with the Company’s Incentive Stock Option plan approved at the Annual General Meeting held June 23, 2005.

Item 6

Reliance on Section 85(2) of the Act:

Not Applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Dorothy G. Miller, Chief Financial Officer 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 22nd day of December, 2005.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Form53-901F

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: December 22, 2005	By: “David A. Caulfield”

David A. Caulfield, President